EXHIBIT 99.1

Brookfield Wealth Solutions Announces Year End 2024 Results and Declares Quarterly Distribution Increase

BROOKFIELD, NEWS, Feb. 13, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) today announced financial results for the three months and year ended December 31, 2024.

Sachin Shah, CEO of Brookfield Wealth Solutions, stated, “Our strong results for 2024 underscore our growth over the past year having doubled the size of the business in that time. Our scalable North American annuity platform, coupled with our leading investment capabilities, will serve as the foundation for our business as we expand internationally in 2025.”

Unaudited As of and for the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Year Ended
	2024	2023	2024	2023
Total assets	$140,460	$61,643	$140,460	$61,643
Adjusted equity[1]	12,872	8,969	12,872	8,969
Distributable operating earnings[1]	427	258	1,374	745
Net income	576	453	1,247	797
Net income per each class A share	$0.08	$0.07	$0.32	$0.28

1.   See Non-GAAP and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.

2024 Highlights

  Completed the acquisition of American Equity Investment Life Holding Company (“AEL”), doubling the size of our business

  Deployed more than $17 billion across our investment portfolio at strong risk-adjusted returns

  Generated $19 billion in annuity and pension risk transfer (“PRT”) sales across the business, consisting of approximately $14 billion of retail annuity sales, inclusive of a full twelve months of activity at AEL, and $5 billion of PRT deals

  We closed our first U.K. reinsurance transaction, reinsuring £1.0 billion ($1.3 billion) of pension liabilities

Operating Update
We recognized $427 million and $1.4 billion of distributable operating earnings (“DOE”) for the three months and year ended December 31, 2024, respectively, compared to $258 million and $745 million in the prior year periods. The increase in earnings for the current period reflects contributions from our acquisition of AEL as well as higher net investment income resulting from progress made in repositioning assets into higher yielding investment strategies. DOE further benefitted from strong annuity sales during the year.

We recorded net income of $576 million and $1.2 billion for the three months and year ended December 31, 2024, respectively, compared to net income of $453 million and $797 million in the prior year periods. Net income in the current period is the result of strong operating performance and contributions from our DOE, as well as favorable movement on reserves due to interest rate and equity market movements.

Today, we are in a strong liquidity position, with approximately $31 billion of cash and short-term liquid investments across our investment portfolios, and another $21 billion of long-term liquid investments. These liquid assets will support the ongoing rotation of our portfolio into higher yielding investment strategies, while ensuring we have sufficient liquidity coverage for our liabilities in the case of any stress events impacting the broader market.

Regular Distribution Declaration
The Board declared a 13% increase in the Company’s quarterly return of capital to $0.09 per class A share and class B share (representing $0.36 per annum), payable on March 31, 2025 to shareholders of record as at the close of business on March 14, 2025. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Corporation on the Brookfield class A shares.

Brookfield Corporation Operating Results
An investment in class A shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield class A shares. A summary of Brookfield Corporation’s fourth quarter and full year operating results is provided below:

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2024	2023	2024	2023
Net income of consolidated business[1]	$101	$3,134	$1,853	$5,105
Net income attributable to Brookfield shareholders[2]	432	699	641	1,130
Distributable earnings before realizations[2,3]	1,498	1,209	4,871	4,223
– Per Brookfield class A share[2,3]	0.94	0.76	3.07	2.66
Distributable earnings[2,3]	1,606	1,312	6,274	4,806
– Per Brookfield class A share[2,3]	1.01	0.83	3.96	3.03

1.   Consolidated basis – includes amounts attributable to non-controlling interests.
2.   Excludes amounts attributable to non-controlling interests.
3.   See Reconciliation of Net Income to Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8 of Brookfield Corporation’s press release dated February 13, 2025.

Brookfield Corporation net income above is presented under IFRS. Given the economic equivalence, we expect that the market price of the class A shares of our company will be impacted significantly by the market price of the Brookfield class A shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield Corporation’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield Corporation’s disclosure on its website under the Reports & Filings section at bn.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		December 31		December 31
(US$ millions)		2024		2023
Assets

Insurance invested assets
Cash and cash equivalents	$12,243		$4,308
Investments	92,966		39,838
Reinsurance funds withheld	1,517		7,248
Accrued investment income	860	107,586	280	51,674
Reinsurance recoverables and deposit assets		13,195		3,388
		120,781		55,062

Deferred policy acquisition costs		10,696		2,468
Other assets		8,983		4,113
Total assets		140,460		61,643

Liabilities and equity

Policy and contract claims		7,659		7,288
Future policy benefits		14,088		9,813
Policyholders’ account balances		83,079		24,939
Deposit liabilities		1,502		1,577
Market risk benefits		3,655		89
Unearned premium reserve		1,843		2,056
		111,826		45,762

Corporate borrowings		1,022		1,706
Subsidiary borrowings		3,329		1,863
Funds withheld for reinsurance liabilities		3,392		83
Other liabilities		7,815		3,380

Junior preferred shares		—		2,694
Non-controlling interest	850		146
Class A and class B	1,470		1,591
Class C	10,756	13,076	4,418	6,155
Total liabilities and equity		$140,460		$61,643

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Year Ended
	2024	2023	2024	2023
Net premiums and other policy revenue	$4,307	$1,432	$9,048	$4,550
Net investment income, including funds withheld	1,325	621	4,440	2,121
Net investment gains (losses), including funds withheld	115	176	615	241
Total revenues	5,747	2,229	14,103	6,912

Benefits and claims paid on insurance contracts	(4,003)	(1,194)	(8,162)	(3,939)
Interest sensitive contract benefits	(710)	(355)	(1,874)	(687)
Amortization of deferred policy acquisition costs	(370)	(180)	(1,237)	(632)
Changes in fair value of insurance-related derivatives and embedded derivatives	396	210	234	41
Changes in fair value of market risk benefits	299	85	(107)	166
Other reinsurance expenses	(6)	(5)	(26)	(21)
Operating expenses	(332)	(244)	(1,356)	(777)
Interest expense	(96)	(68)	(362)	(249)
Total benefits and expenses	(4,822)	(1,751)	(12,890)	(6,098)
Net income before income taxes	925	478	1,213	814
Income tax recovery (expense)	(349)	(25)	34	(17)
Net income for the period	$576	$453	$1,247	$797

Attributable to:
Class A and class B shareholders[1]	$4	$2	$14	$5
Class C shareholder	559	453	1,200	791
Non-controlling interest	13	(2)	33	1
	$576	$453	$1,247	$797

1.   Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield class A share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods ended December 31 US$ millions	Three Months Ended		Year Ended
	2024	2023	2024	2023
Net income	$576	$453	$1,247	$797
Unrealized net investment gains, including funds withheld	(115)	(176)	(615)	(241)
Mark-to-market on insurance contracts and other net assets	(367)	(104)	589	105
	94	173	1,221	661
Deferred income tax expense (recovery)	260	47	(195)	14
Transaction costs	32	24	213	40
Depreciation	41	14	135	30
Distributable operating earnings[1]	$427	$258	$1,374	$745

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As of December 31 US$ millions	2024	2023
Equity	$13,076	$6,155
Add:
Accumulated other comprehensive (income) loss	(204)	120
Junior preferred shares	—	2,694
Adjusted equity[1]	$12,872	$8,969

1.   Non-GAAP measure – see Non-GAAP and Performance Measures on page 6.

Additional Information

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2024, which have been prepared using generally accepted accounting principles in the United States of America (“US GAAP” or “GAAP”).

Brookfield Wealth Solutions’ Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Non-GAAP and Performance Measures

This news release and accompanying financial statements are based on US GAAP, unless otherwise noted.

We make reference to Distributable operating earnings. We define distributable operating earnings as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits, and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted equity. Adjusted equity represents the total economic equity of our Company through our class A, B and C shares, excluding Accumulated other comprehensive income, and the junior preferred shares issued by our Company. We use adjusted equity to assess our return on our equity.

We provide additional information on key terms and non-GAAP measures in our filings available at bnt.brookfield.com.

Notice to Readers

Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions” or “our” or “we”) is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding international expansion plans and future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the growth of our business, international expansion, investment opportunities and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Wealth Solutions believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Wealth Solutions does not make any assurance, representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties, and undue reliance should not be put on them.